UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I

Registrant Information

EIDOS THERAPEUTICS, INC.

Full Name of Registrant

_______________________________

Former Name if Applicable

101 Montgomery Street, Suite 2550

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94104

City, State and Zip Code

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2019, Eidos Therapeutics, Inc. (the “Company”, “our” or “we”) disclosed in a Current Report on Form 8-K that, on February 15, 2019, we dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm following PwC’s notification to the Company that (a) information had come to PwC’s attention that required it and the Company to evaluate a potential independence rule violation resulting from PwC’s provision of certain non-audit services to affiliates of the Company during the audit periods for the years ended December 31, 2016 and December 31, 2017, and subsequently, and (b) PwC’s audit report on the financial statements as of and for the years ended December 31, 2017 and 2016 should not be relied upon. We further disclosed that, on February 18, 2019, the Audit Committee (the “Committee”) of the Company’s Board of Directors engaged Ernst & Young LLP as the Company’s independent registered public accounting firm to audit the Company’s financial statements for its year ended December 31, 2018 and to re-audit the Company’s financial statements for the years ended December 31, 2017 and 2016 (the “Applicable Periods”).

On April 1, 2019, the Company disclosed in a Current Report on Form 8-K that, on March 29, 2019, during the course of its financial statement close process for the year ended December 31, 2018 and the re-audit of the Applicable Periods, the Committee, after discussion with management and the Company’s new independent registered public accountants, Ernst & Young LLP, determined that a restatement of the Company’s financial statements for the first three quarterly periods in the year ended December 31, 2018 is required in order to properly account for the Company’s Series Seed convertible preferred stock, convertible notes and Series B convertible preferred stock and the related tranche liabilities, embedded derivatives, and beneficial conversion features within those instruments.

The Company intends to include in its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) restated financial information for the first three quarterly periods in the year ended December 31, 2018 in order to properly account for the Company’s Series Seed convertible preferred stock, convertible notes and Series B convertible preferred stock and the related tranche liabilities, embedded derivatives, and beneficial conversion features within those instruments. Accordingly, the condensed interim financial statements previously reported for these periods should no longer be relied upon. All such adjustments to the results for the affected interim periods during the year ended December 31, 2018 are non-cash adjustments and do not impact the amounts previously reported for the Company’s cash and cash equivalents, nor do they relate to the Company’s operating performance or financial condition.

In consideration of these adjustments, the Company expects to report in its 2018 Form 10-K a material weakness in internal controls related to the accounting for complex debt and equity transactions and ineffective disclosure controls. The Company is in the process of remediating the material weakness and improving its disclosure controls by hiring additional finance and accounting personnel and implementing systems to strengthen its internal technical accounting capabilities and disclosure controls processes and procedures.

Due to the timing and complexity of these matters, and the fact that the audited financial statements for the year ended December 31, 2018 cannot be finalized until after the restated financial statements are completed, the Company will not be able to file its 2018 Form 10-K by its due date (April 1, 2019) without unreasonable effort and expense. The Company undertakes the responsibility to file the 2018 Form 10-K no later than fifteen days after its prescribed due date.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Christine Siu, Chief Financial Officer	415	887-1471
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until completion of the restatement process, the Company will not be in a position to provide a reasonable estimate of changes in the results of operations for any of the affected periods. The Company will provide full financial results and a description of the resulting changes to such financial results for each of the Applicable Periods in its 2018 Form 10-K.

The foregoing is qualified in its entirety by the financial statements and notes to such financial statements to be provided in the 2018 Form 10-K.

EIDOS THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ Christine Siu
Christine Siu Chief Financial Officer

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the 2018 Form 10-K.